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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                   Commission File Number 1-9967

                           NOTIFICATION OF LATE FILING

(Check One):

(     )   Form 10-K

(  X  )   Form 11-K

(     )   Form 20-F

(     )   Form 10-Q

(     )   Form N-SAR

                        For Period Ended: August 31, 1997
                                          ------------------------------

(     )   Transition Report on Form 10-K

(     )   Transition Report on Form 20-F

(     )   Transition Report on Form 11-K

(     )   Transition Report on Form 10-Q

(     )   Transition Report on Form N-SAR

                  For the Transition Period Ended:
                                                   ------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant: Amcast Industrial Corporation
                         ------------------------------------------------------

Former name if applicable:
                          -----------------------------------------------------

Address of principal executive office: 7887 Washington Village Drive
                                       ----------------------------------------

City, state and zip code: Dayton, Ohio  45459
                          -----------------------------------------------------

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                                     PART II
                             RULE 12b-25 (b) AND (c)

                  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed.

(Check appropriate item.)

( X )    (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

( X )    (b)   The subject annual report, semi-annual report, transition
               report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar date following the prescribed due date; and

(   )    (c)   The accountant's statement or other exhibit required by Rule
               12b-25 (c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

                  State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

           Amcast Industrial Corporation 401 (k) Salary Deferral Plan
           ----------------------------------------------------------

In preparing financial statements for the Plan, the Registrant is required to rely upon certain information to be provided by the Plan's Trustee. The filing of our Form 11-K for the above referenced Plan will not be made by February 27, 1998, due to a delay in receiving reports from the Plan Trustee. Consequently, the preparation of the financial statements and the audit thereon has been delayed. It is our intention to have the report filed within 15 days.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

           Barbara Chrystal                    (937) 291-7034
           ---------------------------------------------------------------
           (Name)                            (Telephone Number)


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(2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          (  X  ) Yes               (     ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          (     ) Yes               (  X  ) No

           If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          Amcast Industrial Corporation
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 26, 1998
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                                  By: /s/ Denis G. Daly
                                     -----------------------------------------
                                     Vice President, General Counsel/Secretary